[redacted]

SEC 08031880 ISSION

SEC Mail Processing Section

MAY 29 2008

Washington, DC 111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Securities, Inc.

OFFICIAL USE ONLY
6828
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 Madison Avenue, Suite 102A
(No. and Street)

Fair Oaks, (City) CA (State) 95628 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather A. Boe (916) 863-7862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

PROCESSED
JUN 05 2008
THOMSON REUTERS

2815 Mitchell Drive, Suite 105, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section MAY 29 2008 Washington, DC 111

SEC Mail Processing Section MAY 29 2008 Washington, DC 111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Schoen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Securities, Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert J. Schoen
Signature

President
Title

Charles P. Fracisco Notary Public
Notary Public

CHARLES P. FRACISCO
COMM. #1595873
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Comm. Exp. AUG. 15, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUEST SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

MARCH 31, 2008

Cropper Accountancy Corporation
Certified Public Accountants

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Robert J. Schoen***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28 day of May, 2008

at Livermore, California

Robert J. Schoen
Quest Securities, Inc.

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Quest Securities, Inc.
Livermore, California

We have audited the accompanying statement of financial condition of Quest Securities, Inc. as of March 31, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Securities, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

May 23, 2008

QUEST SECURITIES, INC.
Statement of Financial Condition
March 31, 2008

ASSETS

Cash in bank	$	152,774
Deposits with clearing broker		70,219
Money market		17,515
Total cash and equivalents		240,508
Investments at fair market value, cost $86,730		31,105
Commissions receivable		127,476
Other accounts receivable		281
Deferred income tax benefits		14,329
Furniture and equipment, net of accumulated depreciation of $48,826		7,501
Total assets	$	421,200

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,476
Federal and state income taxes payable		16,080
Commissions payable		111,533
Total liabilities		132,089
Stockholder's equity:		
Common stock, no par value, authorized 25,000 shares; 333 shares issued and outstanding		333
Paid-in capital		4,667
Retained earnings		284,111
Total stockholder's equity		289,111
Total Liabilities and Stockholder's Equity	$	421,200

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Operations
For the Year Ended
March 31, 2008

Revenue	
Fees and commissions earned	$ 2,589,900
Proceeds from NASD conversion	35,000
Interest	14,537
Dividend income	8,648
Investment income (loss)	(9,510)
Other income	12,783
Total revenues	2,651,358
Commission and brokerage expense	2,215,587
Gross profit	435,771
Expenses	
Salaries	205,829
Payroll taxes	17,180
Rent	39,460
Insurance	8,629
Telephone and communication	18,659
Professional fees	9,591
Office expense	10,722
State and regulatory fees	14,717
Automobile	11,059
Depreciation	2,894
Other	7,159
Total expense	345,899
Income before income tax expense	89,872
Income tax expense	28,105
Net income	$ 61,767

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended
March 31, 2008

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances - March 31, 2007	$ 333	$ 4,667	$ 272,344	$ 277,344
Net income	-	-	61,767	61,767
Dividends paid	-	-	(50,000)	(50,000)
Balances - March 31, 2008	$ 333	$ 4,667	$ 284,111	$ 289,111

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
March 31, 2008

Cash flows from operating activities:	
Net income	$ 61,767
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	2,894
Changes in operating assets and liabilities:	
Decrease in commissions and other receivables	112,486
Decrease in commissions payable	(98,312)
Decrease in accounts payable and accrued liabilities	(1,309)
Increase in income taxes payable	5,719
(Increase) in deferred income tax benefits	(4,967)
Net cash provided by operating activities	78,278
Cash flows from investing activities:	
Purchase of furniture and equipment	(3,190)
Increase in investments	(20,274)
Net cash used in investing activities	(23,464)
Cash flows from financing activities:	
Net withdrawals - dividends	(50,000)
Net cash used in financing activities	(50,000)
Net increase in cash	4,814
Cash at beginning of year	235,694
Cash at end of year	$ 240,508

The accompanying notes are an integral part of these financial statements.

1. General Information and Significant Accounting Policies

Description of Business

Quest Securities, Inc. (the Company), is owned 100% by Robert J. Schoen. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $100,000. At March 31, 2008, the cash balance in the bank account exceeded the FDIC insurance limit by $70,289. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Investments

The company has firm investments in various equity securities of $31,105. These securities are carried at fair value, which was $55,625 less than cost at March 31, 2008 of $86,730.

Income taxes

Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

2. Net Capital Requirement (continued)

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.52 to 1 at March 31, 2008. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At March 31, 2008, the Company had net capital as defined of $252,869, which exceeded the minimum requirement of $50,000. However it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing broker, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Income Taxes

The following is the computation of income tax expense. The deferred tax benefit recognized is due to timing differences in the deduction of expenses or revenues.

Income Tax Expense	California	Federal	Expense
Income before income taxes	$ 89,872	$ 89,872	
Prior year California Franchise tax	-	(2,876)	
Depreciation – Financial Statement	2,894	2,894	
Tax return	(3,150)	(3,190)	
Add back – loss on securities mark to market	9,150	9,510	
Gain on sale of securities – sale over cost	31,988	31,988	
Capital loss carried forward	(21,497)	(25,296)	
Taxable income	$ 109,617	$ 102,902	
Income tax liability of 8.84% for California,	$ 9,690	$ -	$ 9,690
Federal at corporate rates as graduated	-	23,382	23,382
Increase in deferred income tax asset: on timing differences			
March 31, 2008 – 14,329	(4,919)	(9,410)	(14,329)
March 31, 2007 – 9,362	3,173	6,189	9,362
Income tax expense – current year	$ 7,944	$ 20,161	$ 28,105

4. Income Taxes (continued)

The deferred income tax asset was calculated as follows:

Market value of investments at March 31, 2008	$ 31,105	
Cost of investments at March 31, 2008	86,730	
Reduction cost-to-market value	$ (55,625)	
	California	Federal
Excess of cost over market value at March 31, 2008	$ (55,625)	$ (55,625)
Accumulated depreciation differential	(17)	7,501
March 31, 2008 California Franchise Tax Deductible for fiscal March 31, 2009	-	(9,690)
	$ (55,642)	$ (57,814)
California deferred franchise tax thereon @ 8.84%	$ 4,919	(4,919)
Timing differences at March 31, 2008	$ (55,642)	$ (62,733)
Deferred income tax benefit	$ 4,919	$ 9,410
Combined deferred tax benefit		$ 14,329

5. Firm Investments

The following are firm investments at March 31, 2008:

Shares		Current Values	Cost
1,000	Envoy Capital Group, Inc.	$ 2,480	4,893
2,000	Tarrant Apparel Group	1,400	7,247
7,000	Rail Power Technologies Corp.	2,373	12,818
5,000	Cell Genesys, Inc.	11,750	34,282
750	Crocs Inc.	13,102	27,490
		$ 31,105	$ 86,730

6. Lease Commitment

The Company rents its facilities on a month to month basis. The Company is leasing an auto for $486 per month for three years beginning March 10, 2005.

7. Related Party Transactions

The Company's 100% shareholder receives a salary for administrative services and commissions for business generated.

8. National Association of Securities Dealers (NASD) Financial Industry Regulatory Authority (FINRA)

During the current fiscal year, the Company received a distribution of $35,000, as did all members of NASD in connection with the assumption by FINRA of regulatory responsibilities.

SUPPLEMENTARY INFORMATION

QUEST SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2008

Stockholder's equity		$ 289,111
Assets not allowed for net capital purposes:		
Non-customer accounts receivable		281
Deferred income tax benefits		14,329
Accounts receivable, not allowed		9,115
Furniture and equipment, net		7,501
Total not allowed assets		31,226
Subtotal		257,885
Less haircut on marketable securities:		
15% of $31,105 securities	4,666	
2% of $17,515 money market investment	350	5,016
Net capital		$ 252,869
Minimum net capital required (6 2/3% of $132,089 aggregate indebtedness or the minimum of $50,000		$ 50,000
Net capital in excess of requirement		$ 202,869
Ratio of aggregate indebtedness ($132,089) to net capital ($252,869)		0.52 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 115,990	$ 268,970	0.43 to 1
Increase in income tax liabilities	16,099	(16,099)	
Rounding	-	(2)	
Adjusted amounts above	$ 132,089	$ 252,869	0.52 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
Quest Securities, Inc.
Livermore, California

In planning and performing our audits of the financial statements and supplemental schedule of Quest Securities, Inc. (the Company), for the year ended March 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, ad is not intended to be and should not be used by anyone other that these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

May 23, 2008

END